Joshua Korff, P.C. To Call Writer Directly: +1 212 446 4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin M. Purnell and Jay Ingram

Re:	Shoals Technologies Group, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed December 30, 2020
File No. 333-251830

On behalf of our client, Shoals Technologies Group, Inc. (the “Company”), we set forth below the Company’s response to the letter, dated January 12, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-l filed by the Company on December 30, 2020 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

January 14, 2021

Registration Statement on Form S-l

Prospectus Summary

Our Growth Strategy.... page 8

1.

Staff’s comment: We note your disclosure that some conventional homerun EBOS products installed in existing projects are failing prior to their expected life, and that EBOS failures pose significant safety risks. Please consider including disclosure in Risk Factors regarding the possible risks related to such failures, or explain to us why you have concluded that such disclosure is not warranted.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 37.

Executive Compensation, page 116

2.	Staff’s Comment: Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to Item 402(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 116-120.

Securities and Exchange Commission

January 14, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,
/s/ Joshua N. Korff Joshua N. Korff

VIA E-MAIL

cc:	Erin M. Purnell

Jay Ingram

Jean C. Yu

Charles Eastman

Securities and Exchange Commission

Jason Whitaker

Dr. Philip A. Garton

Shoals Technologies Group, Inc.

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP